National Securities Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

August 2, 2016

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Atomera Incorporated
Registration Statement on Form S-1
File No. 333-212353

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Atomera Incorporated (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on August 4, 2016, or as soon thereafter as practicable.

Very truly yours,

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP – Head of Investment Banking